SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements as of

September 30, 2015, with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Index

(Expressed in millions of US Dollars, unless otherwise indicated)

Report of Independent Registered Public Accounting Firm		3
Consolidated Statement of Financial Position		4
Consolidated Statement of Income		5
Consolidated Statement of Comprehensive Income		6
Consolidated Statement of Cash Flows		7
Consolidated Statement of Changes in Shareholders’ Equity		8
Notes to the financial statements		9
1.	The Company and its operations	9
2.	Basis of preparation	9
3.	The “Lava Jato” (Car Wash) Operation and its effects on the Company	10
4.	Basis of consolidation	10
5.	Summary of significant accounting policies	10
6.	Cash and cash equivalents and Marketable securities	11
7.	Trade and other receivables	12
8.	Inventories	15
9.	Disposal of assets and legal mergers	15
10.	Investments	16
11.	Property, plant and equipment	18
12.	Intangible assets	19
13.	Impairment	20
14.	Exploration for and evaluation of oil and gas reserves	21
15.	Trade payables	21
16.	Finance debt	22
17.	Leases	24
18.	Related party transactions	25
19.	Provision for decommissioning costs	26
20.	Taxes	27
21.	Employee benefits (Post-Employment)	31
22.	Shareholders’ equity	33
23.	Sales revenues	34
24.	Other expenses, net	34
25.	Costs and Expenses by nature	35
26.	Net finance income (expense)	35
27.	Supplemental information on statement of cash flows	36
28.	Segment Information	37
29.	Provisions for legal proceedings	41
30.	Collateral for crude oil exploration concession agreements	45
31.	Risk management	46
32.	Fair value of financial assets and liabilities	50
33.	Subsequent events	51
34.	Information Related to Guaranteed Securities Issued by Subsidiaries	52

Petróleo Brasileiro S.A. – Petrobras

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have reviewed the accompanying condensed consolidated balance sheet of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of September 30, 2015, and the related condensed consolidated statements of income and comprehensive income for the three-month and nine-month periods ended September 30, 2015 and September 30, 2014 and the condensed consolidated changes in shareholders’ equity and statement of cash flows for the nine-month periods ended September 30, 2015 and September 30, 2014.  This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As discussed in Note 3 to the condensed consolidated financial statements, during the third quarter of 2014, the Company wrote off US$ 2,527 million of overpayments on the acquisition of property plant and equipment incorrectly capitalized, according to testimony obtained from Brazilian criminal investigations.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated statement of financial position as of December 31, 2014, and the related consolidated statements of income, comprehensive income, cash flows (not presented herein) and changes in shareholders’ equity for the year then ended, and, in our report dated April 22, 2015, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed accompanying consolidated statement of financial position as of December 31, 2014 is fairly stated in all material respects in relation to the accompanying consolidated statement of financial position from which it has been derived.

/s/

PricewaterhouseCoopers

Auditores Independentes

Rio de Janeiro, Brazil

November 12, 2015

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

September 30, 2015 and December 31, 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	09.30.2015	12.31.2014	Liabilities	Note	09.30.2015	12.31.2014
Current assets				Current liabilities
Cash and cash equivalents	6	25,138	16,655	Trade payables	15	6,706	9,760
Marketable securities	6	1,102	9,323	Finance debt	16	13,424	11,868
Trade and other receivables, net	7	5,325	7,969	Finance lease obligations	17	11	16
Inventories	8	8,202	11,466	Income taxes payable	20.1	216	247
Recoverable income taxes	20.1	711	1,063	Other taxes payable	20.1	3,310	4,064
Other recoverable taxes	20.1	1,850	2,748	Payroll, profit sharing and related charges		1,549	2,066
Advances to suppliers		133	423	Pension and medical benefits	21	567	796
Other current assets		1,862	1,180	Others		1,784	2,301
		44,323	50,827			27,567	31,118
Assets classified as held for sale		74	5	Liabilities on assets classified as held for sale		49	−
		44,397	50,832			27,616	31,118

Non-current assets				Non-current liabilities
Long-term receivables				Finance debt	16	114,035	120,218
Trade and other receivables, net	7	4,283	4,832	Finance lease obligations	17	40	56
Marketable securities	6	86	109	Deferred income taxes	20.2	291	3,031
Judicial deposits	29.1	2,244	2,682	Pension and medical benefits	21	11,880	16,491
Deferred income taxes	20.2	3,713	1,006	Provisions for legal proceedings	29.1	1,651	1,540
Other tax assets	20.1	2,688	4,008	Provision for decommissioning costs	19	5,078	8,267
Advances to suppliers		1,984	2,409	Others		646	988
Others		2,416	3,817			133,621	150,591
		17,414	18,863
				Total liabilities		161,237	181,709

				Shareholders' equity	22.1
Investments	10	4,024	5,753	Share capital (net of share issuance costs)		107,101	107,101
Property, plant and equipment	11	165,590	218,730	Change in interest in subsidiaries		148	148
Intangible assets	12	3,054	4,509	Profit reserves		67,397	66,423
		190,082	247,855	Accumulated other comprehensive (deficit)		(101,792)	(57,400)
				Attributable to the shareholders of Petrobras		72,854	116,272
				Non-controlling interests		388	706
				Total equity		73,242	116,978
Total assets		234,479	298,687	Total liabilities and shareholder's equity		234,479	298,687
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

September 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Sep/2015	Jan-Sep/2014	3Q-2015	3Q-2014
Sales revenues	23	75,167	110,248	23,179	38,844
Cost of sales		(52,325)	(84,717)	(16,484)	(29,859)
Gross profit		22,842	25,531	6,695	8,985

Income (expenses)
Selling expenses		(2,954)	(5,356)	(1,087)	(2,959)
General and administrative expenses		(2,622)	(3,430)	(776)	(1,190)
Exploration costs	14	(1,435)	(2,471)	(630)	(1,017)
Research and development expenses		(553)	(812)	(157)	(292)
Other taxes		(2,413)	(521)	(861)	(243)
Write-off - overpayments incorrectly capitalized		−	(2,527)	−	(2,527)
Other expenses, net	24	(3,483)	(5,209)	(1,547)	(2,724)
		(13,460)	(20,326)	(5,058)	(10,952)

Net income (loss) before finance income (expense), share of earnings in equity-accounted investments, profit sharing and income taxes		9,382	5,205	1,637	(1,967)

Finance income		982	1,297	526	516
Finance expenses		(4,904)	(2,791)	(1,805)	(1,003)
Foreign exchange and inflation indexation charges		(3,236)	572	(1,947)	60
Net finance income (expense)	26	(7,158)	(922)	(3,226)	(427)

Share of earnings in equity-accounted investments	10.1	171	430	56	87

Profit sharing	21.2	(61)	(338)	65	(56)

Net income (loss) before income taxes		2,334	4,375	(1,468)	(2,363)

Income taxes	20.4	(1,877)	(2,014)	49	(51)

Net income (loss)		457	2,361	(1,419)	(2,414)

Net income (loss) attributable to:
Shareholders of Petrobras		971	2,355	(1,062)	(2,150)
Non-controlling interests		(514)	6	(357)	(264)

		457	2,361	(1,419)	(2,414)

Basic and diluted earnings (loss) per weighted-average of common and preferred share - in U.S. dollars	22.3	0.07	0.18	(0.09)	(0.17)

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

September 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2015	Jan-Sep/2014	3Q-2015	3Q-2014

Net income	457	2,361	(1,419)	(2,414)

Items that will not be reclassified to the statement of income:
Actuarial gains (losses) on defined benefit pension plans	−	(5,234)	−	(5,234)
Deferred income tax	−	920	−	920
Cumulative translation adjustments	(29,739)	(6,011)	(15,644)	(14,378)
	(29,739)	(10,325)	(15,644)	(18,692)
Items that may be reclassified subsequently to the statement of income:
Unrealized gains / (losses) on cash flow hedge - highly probable future exports
Recognized in shareholders' equity	(22,131)	(2,437)	(13,988)	(5,377)
Reclassified to the statement of income	1,304	458	525	124
Deferred income tax	7,083	674	4,578	1,786
	(13,744)	(1,305)	(8,885)	(3,467)
Unrealized gains / (losses) on cash flow hedge - others
Recognized in shareholders' equity	1	7	−	4
Reclassified to the statement of income	−	−	−	−
	1	7	−	4

	(13,743)	(1,298)	(8,885)	(3,463)

Share of other comprehensive income (losses) in equity-accounted investments	(781)	(84)	(481)	(181)

Total other comprehensive income (loss):	(44,263)	(11,707)	(25,010)	(22,336)

Total comprehensive income (loss)	(43,806)	(9,346)	(26,429)	(24,750)
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	(43,418)	(9,233)	(26,167)	(24,511)
Non-controlling interests	(388)	(113)	(262)	(239)
Total comprehensive income (loss)	(43,806)	(9,346)	(26,429)	(24,750)

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

September 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Sep/2015	Jan-Sep/2014

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	971	2,355
Adjustments for:
Non-controlling interests	(514)	6
Share of earnings in equity-accounted investments	(171)	(430)
Depreciation, depletion and amortization	8,580	9,563
Impairment of property, plant and equipment, intangible and other assets	678	613
Exploration expenditures written off	1,050	1,869
Write-off - overpayments incorrectly capitalized	−	2,527
Allowance for impairment of trade receivables	141	1,831
(Gains) losses on disposal of assets, write-offs of assets, E&P areas returned and cancelled projects, net	274	1,669
Foreign exchange, indexation and finance charges	7,100	2,410
Deferred income taxes, net	1,011	966
Pension and medical benefits (actuarial expense)	1,613	1,383
Decrease (Increase) in assets
Trade and other receivables, net	64	(1,987)
Inventories	(379)	103
Other assets	(1,289)	(2,666)
Increase (Decrease) in liabilities
Trade payables	(839)	(491)
Taxes payable	1,378	(112)
Pension and medical benefits	(510)	(578)
Other liabilities	178	1,716
Net cash provided by operating activities	19,336	20,747
Cash flows from Investing activities
Capital expenditures	(16,915)	(26,191)
Investments in investees	(81)	(176)
Proceeds from disposal of assets	215	584
Divestment (investment) in marketable securities	7,610	(4,356)
Dividends received	171	334
Net cash (used in) investing activities	(9,000)	(29,805)
Cash flows from Financing activities
Acquisition of Non-controlling interest	119	(22)
Financing and loans, net:
Proceeds from long-term financing	15,830	29,548
Repayment of principal	(11,682)	(7,543)
Repayment of interest	(4,889)	(4,560)
Dividends paid	−	(3,924)
Net cash provided by (used in) financing activities	(622)	13,499

Effect of exchange rate changes on cash and cash equivalents	(1,231)	(63)

Net increase (decrease) in cash and cash equivalents	8,483	4,378

Cash and cash equivalents at the beginning of the year	16,655	15,868

Cash and cash equivalents at the end of the period	25,138	20,246

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

September 30, 2015 and 2014

(Expressed in millions of US Dollars, unless otherwise indicated)

	Share capital (net of share issuance costs)			Accumulated other comprehensive income (deficit) and deemed cost				Profit Reserves
	Share Capital	Share issuance costs	Change in interest in subsidiaries	Cumulative translation adjustment	Cash flow hedge - highly probable future exports	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income (loss) and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity
	107,371	(279)	674	(26,440)	(3,911)	(2,505)	(178)	7,919	2,182	729	62,965	−	148,527	596	149,123
Balance at January 1, 2014		107,092	674				(33,034)					73,795	148,527	596	149,123
Capital increase with reserves	9									(9)			−	−	−
Realization of deemed cost							(3)					3	−		−
Change in interest in subsidiaries			(36)										(36)	(22)	(58)
Net income												2,355	2,355	6	2,361
Other comprehensive income				(5,892)	(1,305)	(4,314)	(77)						(11,588)	(119)	(11,707)
Appropriations:													−		−
Transfer from reserves												−	−		−
Dividends												−	−	(23)	(23)
	107,380	(279)	638	(32,332)	(5,216)	(6,819)	(258)	7,919	2,182	720	62,965	2,358	139,258	438	139,696
Balance at September 30, 2014		107,101	638				(44,625)					76,144	139,258	438	139,696
	107,380	(279)	148	(41,968)	(7,699)	(7,295)	(438)	7,919	2,182	720	55,602	−	116,272	706	116,978
Balance at January 1, 2015		107,101	148				(57,400)					66,423	116,272	706	116,978
Capital increase with reserves	−									−			−		−
Realization of deemed cost							(3)					3	−		−
Change in interest in subsidiaries			−										−	119	119
Net income (loss)												971	971	(514)	457
Other comprehensive income (loss)				(29,865)	(13,744)	−	(780)					−	(44,389)	126	(44,263)
Appropriations:													−		−
Transfer from reserves											−	−	−		−
Dividends													−	(49)	(49)
	107,380	(279)	148	(71,833)	(21,443)	(7,295)	(1,221)	7,919	2,182	720	55,602	974	72,854	388	73,242
Balance at September 30, 2015		107,101	148				(101,792)					67,397	72,854	388	73,242

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras”, “the Company”, or “Petrobras Group”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as other related or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes in the period, without repeating all information previously reported in notes to the Company’s financial statements. As a result, this interim financial information should be read together with the Company’s annual financial statements for the year ended December 31, 2014, which include the full set of notes.

The Company has reclassified certain amounts from prior periods to conform to current period presentations. Net income or shareholders’ equity were not affected in any of the periods presented and such reclassifications are set out in note 7.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 – “The effects of changes in foreign exchange rates”. All assets and liabilities are translated into U.S. dollars at the closing exchange rate at the date of the financial statements; income and expenses, as well as cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. Equity items are translated using the exchange rates prevailing at the dates of the transactions. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income (loss) in the consolidated statements of changes in shareholders’ equity.

Brazilian Real x U.S. Dollar	Mar 2015	Jun 2015	Sep 2015	Mar 2014	Jun 2014	Sep 2014	Dec 2014
Quarterly average exchange rate	2.86	3.07	3.55	2.36	2.23	2.28	2.55
Period-end exchange rate	3.21	3.10	3.97	2.26	2.20	2.45	2.66

The Company’s Board of Directors in a meeting held on November 12, 2015 authorized the consolidated interim financial information for issue.

2.1.            Accounting estimates

The preparation of interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions. These estimates include: write-off of overpayments incorrectly capitalized, oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, impairment of assets, hedge accounting, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions, and income taxes (income tax – IRPJ and social contribution on net income – CSLL). Although our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

3.            The “Lava Jato” (Car Wash) Operation and its effects on the Company

In the third quarter of 2014, the Company wrote off US$2,527 of capitalized costs representing amounts that Petrobras overpaid for the acquisition of property, plant and equipment in prior years. For further information see note 3 to the Company’s December 31, 2014 consolidated financial statements.

In preparing its financial statements for the period ended September 30, 2015, the Company carefully considered all available information and does not believe that new developments in the investigations related to the “Lava Jato” (Car Wash) Operation by the Brazilian authorities, by the independent law firms conducting an internal investigation, or by newly set up internal commissions (or a review of the results of previous internal investigations) could materially impact or change the methodology adopted to recognize the write-off described above. Notwithstanding this belief, the Company will continuously monitor the investigations for additional information and, as of September 30, 2015, has not identified any necessary adjustment based on existing information.

On May 13, 2015 and on August 25, 2015, the Company received US$ 51 and US$ 21, respectively, representing funds recovered from Pedro José Barusco Filho, a former executive manager of the Services area, who had previously entered into a plea agreement with Brazilian authorities.

The amount of US$ 72 was recognized as other income (amounts recovered – “overpayments incorrectly capitalized”). To the extent that any of the proceedings resulting from the Lava Jato investigation involve leniency agreements with cartel members or plea agreements with individuals pursuant to which they agree to return funds, Petrobras may be entitled to receive a portion of such funds.

See note 29 for information about the Company’s material legal proceedings, including those related to the “Lava Jato” investigation.

4.            Basis of consolidation

The consolidated interim financial information includes the interim information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the nine-month period ended September 30, 2015.

The main disposal of assets and legal mergers are set out in note 9.

5.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

6.            Cash and cash equivalents and Marketable securities

Cash and cash equivalents

	09.30.2015	12.31.2014
Cash at bank and in hand	742	709
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	2,665	1,999
Other investment funds	39	41
	2,704	2,040
- Abroad
Time deposits	13,262	8,700
Automatic investing accounts and interest checking accounts	5,884	3,573
Other financial investments	2,546	1,633
	21,692	13,906
Total short-term financial investments	24,396	15,946
Total cash and cash equivalents	25,138	16,655

Short-term financial investments in Brazil comprise investments in exclusive (single-member) funds, mainly holding Brazilian Federal Government Bonds. Short-term financial investments abroad are comprised of time deposits, highly-liquid automatic investing accounts, interest checking accounts and other short-term fixed income instruments with maturities of three months or less.

Marketable securities

	09.30.2015			12.31.2014
	In Brazil	Abroad	Total	In Brazil	Abroad	Total
Trading securities	1,099	−	1,099	2,690	−	2,690
Available-for-sale securities	1	2	3	2	19	21
Held-to-maturity securities	71	15	86	102	6,619	6,721
	1,171	17	1,188	2,794	6,638	9,432
Current	1,099	3	1,102	2,690	6,633	9,323
Non-current	72	14	86	104	5	109

Trading securities refer mainly to investments in Brazilian Federal Government Bonds and held-to-maturity securities are mainly comprised of time deposits with highly-rated financial institutions abroad.

These financial investments have maturities of more than three months and are classified as current assets due to their maturity or the expectation of their realization in the short term.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	09.30.2015	12.31.2014
Trade receivables
Third parties	7,253	10,022
Related parties (*)	4,001	4,146
Other receivables	1,184	2,005
	12,438	16,173
Allowance for impairment of trade receivables	(2,830)	(3,372)
	9,608	12,801
Current	5,325	7,969
Non-current	4,283	4,832

(*) Includes joint ventures and associates, receivables from the electricity sector and petroleum and alcohol accounts, as set out in note 18.

Beginning in 2015 the Company started classifying performance bonuses advanced to customers as other long-term receivables (previously classified as non-current trade and other receivables, net) in order to provide a better presentation of its accounts receivable and to be consistent with the industry practice. As of December 31, 2014, US$ 605 were reclassified.

7.2.       Trade receivables overdue - Third parties

	09.30.2015	12.31.2014
Up to 3 months	248	823
From 3 to 6 months	430	178
From 6 to 12 months	506	181
More than 12 months	1,600	1,832
	2,784	3,014

7.3.       Changes in the allowance for impairment of trade receivables

	09.30.2015	12.31.2014
Opening balance	3,372	1,406
Additions	1,201	2,484
Write-offs	(64)	(2)
Reversals	(684)	(128)
Cumulative translation adjustment	(995)	(388)
Closing balance	2,830	3,372

Current	1,416	1,448
Non-current	1,414	1,924

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.4.       Trade receivables – electricity sector (isolated electricity system in the northern region of Brazil)

	As of December 31, 2014	Sales	Amounts received	Reversals	Transfers (*)	Inflation indexation	CTA	As of September 30, 2015
Related parties (Eletrobras Group)
Amazonas Distrib. De Energia	2,253	637	(547)	−	898	245	(915)	2,571
Centrais Elétricas de Rondônia	471	352	(143)	−	−	42	(220)	502
Others	242	167	(148)	−	−	15	(87)	189
Trade receivables - Eletrobras Group	2,966	1,156	(838)	−	898	302	(1,222)	3,262
(-) Allowance for impairment of trade receivables	(329)	(224)	−	32	(284)	−	160	(645)
Trade receivables, net - Eletrobras Group	2,637	932	(838)	32	614	302	(1,062)	2,617
Third parties
Cigás	1,433	536	(240)	−	(898)	28	(460)	399
Cia de Eletricidade do Amapá	243	66	(18)	−	−	−	(93)	198
Others	175	303	(324)	−	−	5	(57)	102
Trade receivables - Third parties	1,851	905	(582)	−	(898)	33	(610)	699
(-) Allowance for impairment of trade receivables	(1,382)	(122)	−	568	284	−	312	(340)
Trade receivables, net - Third parties	469	783	(582)	568	(614)	33	(298)	359
Trade receivables - Total	4,817	2,061	(1,420)	−	−	335	(1,832)	3,961
(-) Allowance for impairment of trade receivables	(1,711)	(346)	−	600	−	−	472	(985)
Trade receivables, net - Total	3,106	1,715	(1,420)	600	−	335	(1,360)	2,976

(*) Cigás assigned receivables from Amazonas Distribuidora de Energia to Petrobras, pursuant to the purchase and sale agreement.

As of September 30, 2015, US$ 3,401 of the Company’s trade receivables from the isolated electricity system in the northern region of Brazil, related to the sale of fuel oil, natural gas, electricity and other products to thermoelectric power plants (which are subsidiaries of Eletrobras), state-owned natural gas distribution companies and independent electricity producers (Produtores Independentes de Energia – PIE) operating in that region, were classified as non-current assets. The balance of those receivables was US$ 3,961 as of September 30, 2015 (US$ 4,817 as of December 31, 2014).

Historically, a significant portion of the funds used by those companies to pay for products supplied by the Company comes from the Fuel Consumption Account (Conta de Consumo de Combustível – CCC), which provides funds to cover a portion of the costs related to the supply of fuel to thermoelectric power plants located in the northern region of Brazil (operating in the isolated electricity system). However, as a result of changes in the CCC regulations over time, funds transferred from the CCC to the electricity companies in the northern region of Brazil have not been sufficient for them to meet their financial obligations and, as a result, some of these companies have experienced financial difficulties and have not been able to pay for the products supplied by Petrobras.

In 2013, a newly passed legislation significantly changed the sources of funds that were used to cover the cost of electricity generated in the Isolated Electricity System and the Brazilian Federal Government started to provide funds to cover costs that in the past were only borne by the CCC. This assistance from the Federal Government would be made available through funds deposited in the Energy Development Account (Conta de Desenvolvimento Energético – CDE) by the Brazilian National Treasury. Those funds, however, proved to be insufficient to cover the operational costs of the thermoelectric power plants in the Isolated Electricity System.

In 2014, the transfer of funds from the CCC, which was already insufficient to cover the costs related to fuel supplied by the Company, significantly decreased. Following an increase in the amounts owed by the thermoelectric power plants operating in the Isolated Electricity System, the Company intensified negotiations with the state-owned natural gas distribution companies, the independent electricity producers (PIEs), subsidiaries of Eletrobras and other private companies. On December 31, 2014, the Company entered into a debt acknowledgement agreement with subsidiaries of Eletrobras (the Brazilian Ministry of Mines and Energy participated directly in the negotiations) with respect to the balance of its receivables as of November 30, 2014. Eletrobras acknowledged owing US$ 2,165 to the Company. This amount is being updated monthly based on the Selic interest rate (Brazilian short-term interest rate). Under this agreement, the first of 120 monthly installments was paid in February 2015 and, as of May 7, 2015, US$ 1,858 had been guaranteed by the collateralization of certain amounts payable by the CDE to the CCC.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In 2015, the Brazilian government reviewed its electricity price regulations and implemented a new pricing policy for the electricity sector, which has already resulted in increases in the tariffs charged to end customers since the first quarter of 2015. The Company expected that this new policy would strengthen the financial situation of the companies in the electricity sector and, consequently reduce the balance of their accounts payable with respect to fuel oil and other products supplied by the Company, which has not occurred. Due to the time lag between starting to charge higher electricity tariffs from end customers and the improvement of the financial situation of the companies in the electricity sector, the flow of payments from end customers that will be transferred to the CCC and used to refund the electricity generation companies for their costs related to fuel purchases is slow and those companies have not been fully refunded and, therefore, the default rates of those companies with respect to products supplied by the Company have increased.

However, following the approval of Normative Instruction 675 of the Brazilian National Electricity Agency (Agência Nacional de Energia Elétrica - ANEEL) on September 1, 2015, the Company expects that the flow of funds from the CCC to the Company will be accelerated due to the possibility of receiving funds directly from the CCC with respect to products supplied in the prior month and limited to 75% of the average payments made by the CCC in the previous three months. The Company is also adopting restrictive measures, such as requiring advanced payments to prevent the increase of overdue receivables, except when judicial injunctions require the Company to supply fuel without demanding advanced payments.

The Company is currently negotiating with those companies to enter into a debt acknowledgement agreement and to pledge additional credits of the CDE as collateral, in the amount of US$ 645, as a result of a governmental authorization for a renegotiation of CDE’s debt with companies that are creditors of the CCC related to overdue receivables between December 1, 2014 and June 30, 2015.

As a result, and based on Management’s best judgment, the Company has recognized an allowance for impairment of trade receivables of US$ 346 in 2015 (US$ 1,948 in 2014) with respect to uncollateralized receivables related to products supplied after November 1, 2014, which were overdue as of September 30, 2015. In addition, the Company recognized a reversal of allowance for impairment of trade receivables of US$ 600 in the nine-month period ended September 30, 2015, resulting from receivables from the CDE that were pledged as collaterals and from the existence of restricted funds deposited in an escrow account arising from payments related to a purchase and sale agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

8.            Inventories

	09.30.2015	12.31.2014
Crude oil	2,959	3,977
Oil products	2,956	4,333
Intermediate products	537	854
Natural gas and LNG (*)	313	358
Biofuels	115	150
Fertilizers	38	34
	6,918	9,706
Materials, supplies and others	1,302	1,806
	8,220	11,512
Current	8,202	11,466
Non-current	18	46

(*) Liquid natural gas

Inventories are presented net of a US$ 49 allowance reducing inventories to net realizable value (US$ 150 as of December 31, 2014), mainly due to the decrease in international prices of crude oil and oil products. In the nine-month period ended September 30, 2015 the Company recognized as cost of sales a US$ 257 allowance reducing inventories to net realizable value (US$ 485 in the nine-month period ended September 30, 2014).

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 1,603 (US$ 2,316 as of December 31, 2014), as set out in note 21.1.

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Disposal of assets in Argentina

On March 30, 2015, Petrobras Argentina S.A., PESA, disposed of its interest in assets located in the Austral Basin in Santa Cruz to Compañía General de Combustibles S.A. (CGC) for a lump-sum payment of US$ 101 made on the same date. The Company recognized a US$ 77 gain in other income.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder for US$ 369, subject to certain condition precedent, such as approval by the Brazilian Antitrust Regulator (Conselho Administrativo de Defesa Econômica – CADE).

On October 30, 2014 the transaction was concluded as set out in the sales and purchase agreement and a US$ 57 gain was recognized in other income.

On March 31, 2015, a final price adjustment was agreed between the parties and was paid. The Company recognized the additional payment received of US$ 78 in other income.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.2.       Legal mergers

On January 30, 2015, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Arembepe Energia S.A. and Energética Camaçari Muricy S.A. into Petrobras.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect share capital or the Company’s consolidated financial statements.

10.        Investments

10.1.   Investments in associates and joint ventures

	Carrying amount of the investments		Share of earnings in the investments
Investments accounted for using the equity method	09.30.2015	12.31.2014	Jan-Sep/2015	Jan-Sep/2014

Petrobras Oil & Gas B.V. - PO&G	1,731	1,714	67	183
Braskem S.A.	812	1,711	328	129
Investees in Venezuela	301	301	(1)	(5)
State-controlled natural gas distributors	250	340	52	86
Guarani S.A.	249	518	(36)	(16)
Nova Fronteira Bioenergia S.A.	109	163	1	10
Compañia de Inversiones de Energia S.A. - CIESA	61	68	(1)	(1)
UEG Araucária Ltda	50	73	19	27
Sete Brasil Participações	45	144	(86)	(3)
Compañia Mega S.A. - MEGA	45	31	17	3
Other petrochemical investees	44	66	11	16
Fundo de Investimentos em Participações	39	137	(87)	2
Other associates (*)	277	470	(113)	(1)
	4,013	5,736	171	430
Other investees	11	17	−	−
	4,024	5,753	171	430

(*) Includes impairment losses of US$ 95, as set out in note 13.2.

A US$ 196 loss was recognized as a result of impairment losses in Sete Brasil and in FIP Sondas (Fundo de Investimento em Participações – Sondas), recognized as share of earnings in equity-accounted investments in the statement of income.

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	09.30.2015	12.31.2014	Type	09.30.2015	12.31.2014	09.30.2015	12.31.2014

Indirect subsidiary
Petrobras Argentina S.A.	1,356,792	1,356,792	Common	0.73	0.65	994	879
						994	879

Associate
Braskem S.A.	212,427	212,427	Common	3.01	4.07	638	864
Braskem S.A.	75,793	75,793	Preferred A	4.20	6.59	318	499
						956	1,363

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The market value of these shares does not necessarily reflect the realizable value upon sale of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value of the Company’s investment as of September 30, 2015, was US$ 956, based on the quoted values of both Petrobras’ interest in Braskem’s common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, on December 31, 2014, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from this investment via dividends and other distributions to arrive at its value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to the Company’s consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2014	7,868	90,405	79,758	49,870	227,901
Additions	30	2,031	30,362	580	33,003
Additions to / review of estimates of decommissioning costs	−	−	−	1,999	1,999
Capitalized borrowing costs	−	−	3,592	−	3,592
Write-offs	(9)	(57)	(4,024)	(196)	(4,286)
Write-off - overpayments incorrectly capitalized	(35)	(1,160)	(1,078)	(91)	(2,364)
Transfers (***)	2,685	25,371	(36,178)	23,078	14,956
Depreciation, amortization and depletion	(534)	(7,381)	−	(4,888)	(12,803)
Impairment recognition (****)	(899)	(1,398)	(11,670)	(2,839)	(16,806)
Impairment reversal (****)	−	17	−	3	20
Cumulative translation adjustment	(1,071)	(9,832)	(7,819)	(7,760)	(26,482)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Cost	10,979	142,030	52,943	88,023	293,975
Accumulated depreciation, amortization and depletion	(2,944)	(44,034)	−	(28,267)	(75,245)
Balance at December 31, 2014	8,035	97,996	52,943	59,756	218,730
Additions	194	871	14,492	357	15,914
Additions to / review of estimates of decommissioning costs	−	−	−	(12)	(12)
Capitalized borrowing costs	−	−	1,372	−	1,372
Write-offs	(7)	(27)	(1,298)	(162)	(1,494)
Transfers	563	5,723	(11,415)	6,415	1,286
Depreciation, amortization and depletion	(376)	(4,734)	−	(3,358)	(8,468)
Impairment recognition	−	(2)	(309)	(71)	(382)
Cumulative translation adjustment	(2,639)	(24,512)	(14,938)	(19,267)	(61,356)
Balance at September 30, 2015	5,770	75,315	40,847	43,658	165,590
Cost	8,156	111,995	40,847	65,866	226,864
Accumulated depreciation, amortization and depletion	(2,386)	(36,680)	−	(22,208)	(61,274)
Balance at September 30, 2015	5,770	75,315	40,847	43,658	165,590

Weighted average of useful life in years	40 (25 to 50 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 28 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes US$ 10,446 reclassified from Intangible Assets to Property, Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement (See note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014).

(****) For more detailed information, see Note 14 to the Company's consolidated financial statements for the year ended December 31, 2014.

As of September 30, 2015, property, plant and equipment include assets under finance leases of US$ 123 (US$ 72 as of December 31, 2014).

The Company’s property, plant and equipment include US$ 18,830 related to the acquisition costs of areas in the Assignment Agreement.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Software
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2014	14,381	142	496	400	15,419
Addition	92	41	118	−	251
Capitalized borrowing costs	−	−	8	−	8
Write-offs	(93)	(5)	(10)	−	(108)
Transfers (**)	(10,346)	7	9	(1)	(10,331)
Amortization	(35)	(54)	(131)	−	(220)
Impairment recognition	(8)	−	−	−	(8)
Impairment reversal	6	−	−	−	6
Cumulative translation adjustment	(405)	(12)	(58)	(33)	(508)
Balance at December 31, 2014	3,592	119	432	366	4,509
Cost	4,003	578	1,281	366	6,228
Accumulated amortization	(411)	(459)	(849)	−	(1,719)
Balance at December 31, 2014	3,592	119	432	366	4,509
Addition	12	13	56	−	81
Capitalized borrowing costs	−	−	4	−	4
Write-offs	(88)	−	(1)	−	(89)
Transfers	(1)	3	12	−	14
Amortization	(17)	(25)	(70)	−	(112)
Impairment recognition	(30)	−	−	−	(30)
Cumulative translation adjustment	(1,062)	(36)	(142)	(83)	(1,323)
Balance at September 30, 2015	2,406	74	291	283	3,054
Cost	2,664	421	932	283	4,300
Accumulated amortization	(258)	(347)	(641)	−	(1,246)
Balance at September 30, 2015	2,406	74	291	283	3,054
Estimated useful life - years	(*)	5	5	Indefinite

(*) Mainly comprised of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

(**) Includes US$ 10,446 reclassified from Intangible Assets to Property Plant and Equipment in 2014, as a result of the declaration of commerciality of areas of the Assignment Agreement. See Note 12.3 to the Company's consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

13.        Impairment

The Company’s assets are tested for impairment annually or when there is an indication that their carrying amount may not be recoverable.

Based on the new 2015 to 2019 Business and Management Plan - BMP (Plano de Negócios e Gestão - PNG), indicating a decrease in the Company’s investment portfolio when compared to the previous BMP and due to the postponement of certain projects or removal from the BMP the Company assessed whether there were any indicators of possible impairment at June 30, 2015.

The Company did not identify any indication of impairment for the quarter ended September 30, 2015.

13.1.   Property, plant and equipment and intangible assets

For impairment testing purposes, the Company has prioritized the use of the value in use of the assets for which there was an indication that their carrying amount may not be recoverable (individually or grouped into cash-generating units - CGUs). In measuring the value in use of an asset (or a CGU) the Company bases its cash flow projections on: (i) the estimated useful life of the asset or assets grouped into the CGU; (ii) assumptions and financial budgets/forecasts approved by Management for the period corresponding to the expected life cycle of each different business; and (iii) a pre-tax discount rate, which is derived from the Company’s post-tax weighted average cost of capital (WACC). The Company’s identified CGUs are set out in note 5.2 to its financial statements for the year ended December 31, 2014.

Projects postponed by the Company’s Management did not result in impairment losses for the respective assets or cash-generating units.

However, considering changes in future circumstances and projections, projects removed from the 2015-2019 BMP were also removed from their cash-generating units (as set out in the Company’s financial statements for the year ended December 31, 2014 and when no impairment losses had been recognized for those assets).

Impairment losses of US$ 419 were recognized as other expenses in the quarter ended June 30, 2015 as a result of the stand-alone basis impairment tests carried out for those assets, as set out below:

Assets or CGU, by nature	Impairment losses	Business segment
Nitrogen Fertilizer Plant - UFN-V	190	Gas & Power
RTM Assets	118	RTM
Producing properties: E&P activities in Brazil (several CGUs) and assets held for sale (*)	81	E&P - Brazil
Signature bonuses (Intangible Assets) - Petrobras America (PAI)	30	E&P - Int'l
	419
(*) Includes impairment losses of US$ 8 in property, plant and equipment and US$ 7 in accounts receivable related to the disposal of Bijupirá and Salema fields.

In the future, the Company will determine possible uses for these assets, including: (i) using parts and equipment from those projects in other projects; (ii) divesting; (iii) looking for partners for those projects; or (iv) writing off those assets.

13.2.   Investments in associates and joint ventures

The Company’s impairment tests of investments in associates and joint ventures resulted in impairment losses of US$ 54 in its biofuels segment, due to projects that were removed from the Company’s 2015-2019 BMP. In addition, a US$ 41 impairment loss was recognized in Copacabana Drilling B.V., Grumari Drilling B.V., Ipanema Drilling B.V., Leblon Drilling B.V., Leme Drilling B.V. and Marambaia Drilling B.V., which are associates of Petrobras Netherland B.V. (PNBV, a wholly-owned subsidiary of Petrobras) and are indirectly controlled by Sete Brasil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Those losses of US$ 95 were recognized in share of earnings in equity-accounted investments.

14.        Exploration for and evaluation of oil and gas reserves

Exploration and evaluation activities include the search for oil and gas beginning with the acquisition of legal rights to explore a specific area through to the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table.

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2015	12.31.2014
Property plant and equipment
Opening Balance	7,000	8,802
Additions to capitalized costs pending determination of proved reserves	1,840	4,272
Capitalized exploratory costs charged to expense	(769)	(1,366)
Transfers upon recognition of proved reserves	(620)	(3,835)
Cumulative translation adjustment	(2,309)	(873)
Closing Balance	5,142	7,000
Intangible Assets	2,028	3,044
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	7,170	10,044

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in the statement of income	Jan-Sep/2015	Jan-Sep/2014
Geological and geophysical expenses	334	568
Exploration expenditures written off (incl.dry wells and signature bonuses)	1,050	1,869
Other exploration expenses	51	34
Total expenses	1,435	2,471

Cash used in :	Jan-Sep/2015	Jan-Sep/2014
Operating activities	385	601
Investment activities	2,178	3,748
Total cash used	2,563	4,349

15.        Trade payables

	09.30.2015	12.31.2014
Third parties in Brazil	3,072	4,949
Third parties abroad	3,140	4,240
Related parties	494	571
Balance on current liabilities	6,706	9,760

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.        Finance debt

The Company obtains funding through debt financing for capital expenditures to develop crude oil and natural gas producing properties, construct vessels and pipelines, construct and expand industrial plants, among other uses.

The Company has covenants in its loan agreements and notes issued in the capital markets requiring, among other obligations, the presentation of interim financial statements within 90 days of the end of each quarter (not reviewed by independent auditors) and audited financial statements within 120 days of the end of each fiscal year. Non-compliance with these obligations do not represent immediate events of default and the grace period in which the Company has to deliver these financial statements ranges from 30 to 60 days, depending on the agreement. Delivering financial statements is an obligation included in most financing agreements and non-compliance with that obligation could trigger an event of default and a right to accelerate the debt.

A roll-forward of non-current debt is set out below:

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	4,319	359	−	4,678
Interest incurred during the year	−	202	2	−	204
Foreign exchange/inflation indexation charges	−	1,033	79	1	1,113
Transfer from long term to short term	−	(1,440)	(156)	(18)	(1,614)
Cumulative translation adjustment (CTA)	−	(3,826)	(194)	(4)	(4,024)
Balance at December 31, 2014	−	29,288	1,301	28	30,617
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,710	13,766	−	20,757
Interest incurred during the year	4	22	46	8	80
Foreign exchange/inflation indexation charges	103	412	(1,433)	20	(898)
Transfer from long term to short term	(742)	(3,411)	(1,260)	(42)	(5,455)
Cumulative translation adjustment (CTA)	(207)	(743)	119	(27)	(858)
Balance at December 31, 2014	5,244	29,898	53,810	649	89,601
Total Balance at December 31, 2014	5,244	59,186	55,111	677	120,218
Non-current
In Brazil
Opening balance at January 1 , 2015	−	29,288	1,301	28	30,617
Additions (new funding obtained)	−	4,731	990	−	5,721
Interest incurred during the year	−	227	−	−	227
Foreign exchange/inflation indexation charges	−	3,148	64	1	3,213
Transfer from long term to short term	−	(1,184)	(96)	(3)	(1,283)
Cumulative translation adjustment (CTA)	−	(10,864)	(528)	(9)	(11,401)
Balance as of September 30, 2015	−	25,346	1,731	17	27,094
Abroad
Opening balance at January 1 , 2015	5,244	29,898	53,810	649	89,601
Additions (new funding obtained)	163	4,961	2,045	−	7,169
Interest incurred during the year	4	28	34	6	72
Foreign exchange/inflation indexation charges	449	1,814	(832)	59	1,490
Transfer from long term to short term	(641)	(3,114)	(4,864)	(35)	(8,654)
Cumulative translation adjustment (CTA)	(462)	(1,994)	(222)	(59)	(2,737)
Balance as of September 30, 2015	4,757	31,593	49,971	620	86,941
Total Balance as of September 30, 2015	4,757	56,939	51,702	637	114,035

	09.30.2015	12.31.2014
Short-term debt	2,152	3,484
Current portion of long-term debt	9,846	6,845
Accrued interest	1,426	1,539
	13,424	11,868

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.1.   Summarized information on current and non-current finance debt

Maturity in	2015	2016	2017	2018	2019	2020 onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	708	1,900	1,684	2,037	3,405	10,546	20,280	17,142
Floating rate debt	501	1,655	1,229	1,589	2,967	8,828	16,769
Fixed rate debt	207	245	455	448	438	1,718	3,511
Average interest rate	12.5%	13.8%	15.8%	14.0%	13.2%	11.0%	12.4%
Financing in U.S.Dollars (USD):	3,265	9,720	8,778	10,122	16,905	37,325	86,115	65,402
Floating rate debt	3,018	4,883	5,114	7,692	12,038	13,528	46,273
Fixed rate debt	247	4,837	3,664	2,430	4,867	23,797	39,842
Average interest rate	2.4%	4.0%	4.3%	3.9%	4.1%	5.8%	4.8%
Financing in BRL indexed to USD:	65	395	705	704	701	6,123	8,693	6,955
Floating rate debt	6	23	23	22	19	54	147
Fixed rate debt	59	372	682	682	682	6,069	8,546
Average interest rate	7.1%	7.1%	7.0%	7.1%	7.0%	7.0%	7.0%
Financing in Pound Sterling (£):	53	42	−	−	−	2,594	2,689	1,752
Fixed rate debt	53	42	−	−	−	2,594	2,689
Average interest rate	5.7%	5.7%	−	−	−	6.0%	6.0%
Financing in Japanese Yen (¥):	240	393	94	85	−	−	812	796
Floating rate debt	44	85	85	85	−	−	299
Fixed rate debt	196	308	9	−	−	−	513
Average interest rate	1.0%	1.8%	0.7%	0.6%	−	−	1.3%
Financing in Euro (€):	40	202	13	3,070	1,457	4,077	8,859	6,602
Floating rate debt	6	12	12	12	12	175	229
Fixed rate debt	34	190	1	3,058	1,445	3,902	8,630
Average interest rate	3.2%	3.6%	1.8%	3.8%	3.9%	4.4%	4.1%
Financing in other currencies:	10	1	−	−	−	−	11	10
Fixed rate debt	10	1	−	−	−	−	11
Average interest rate	14.4%	15.3%	−	−	−	−	14.5%
Total as of September 30, 2015	4,381	12,653	11,274	16,018	22,468	60,665	127,459	98,659
Total Average interest rate	4.1%	5.5%	6.2%	5.3%	5.6%	6.7%	6.1%

Total as of December 31, 2014	11,868	12,572	11,948	17,789	24,189	53,720	132,086	122,713

* The average maturity of outstanding debt as of September 30, 2015 is 7.49 years (6.10 years as of December 31, 2014).

The fair value of the Company's finance debt is determined primarily by quoted prices in active markets for identical liabilities (level 1), when applicable - US$ 41,911 as of September 30, 2015. When a quoted price for an identical liability is not available, the fair value is determined based on a theoretical curve derived from the yield curve of the Company's most liquid bonds (level 2) - US$ 56,748 as of September 30, 2015.

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 31.2.

16.2.    Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. In the nine-month period ended September 30, 2015, the capitalization rate was 4.99% p.a. (4.29% p.a. in the nine-month period ended September 30, 2014). This rate was applied to the balance of assets under construction as the basis for capitalizing borrowing costs, when eligible.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.3.   Lines of credit – Outstanding balance

Company	Available (Lines of Credit)	Used	Balance
Abroad
PGT	500	−	500
Petrobras	1,500	−	1,500
In Brazil
Transpetro	2,532	933	1,599
Petrobras	801	648	153
PNBV	2,486	369	2,117

16.4.   Collateral

The financial institutions that have provided financing to the Company have not required Petrobras to provide collateral related to loans, except for certain specific funding instruments to promote economic development, which are collateralized by tangible assets.

The loans obtained by structured entities are collateralized based on the projects’ assets, as well as liens on receivables of the structured entities. Certain wholly-owned subsidiaries issue securities that are fully and unconditionally guaranteed by Petrobras (note 34).

The Company’s capital market financing relates primarily to unsecured global notes.

17.        Leases

17.1.   Future minimum lease payments / receipts – finance leases

	Receipts			Payments
Estimated lease payments / receivable	Future Value	Annual Interest	Present Value	Future Value	Annual Interest	Present Value
2015	50	(31)	19	6	−	6
2016 – 2019	732	(448)	284	47	(21)	26
2020 and thereafter	1,687	(525)	1,162	166	(147)	19
As of September 30, 2015	2,469	(1,004)	1,465	219	(168)	51
Current			65			11
Non-current			1,400			40
As of September 30, 2015			1,465			51
Current			59			16
Non-current			1,455			56
As of December 31, 2014			1,514			72

17.2.   Future minimum lease payments – operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

2015	4,840
2016 - 2019	41,584
2020 and thereafter	58,590
At September 30, 2015	105,014
As of December 31, 2014	118,404

As of September 30, 2015, the balance of estimated future minimum lease payments under operating leases includes US$ 61,991 (US$ 69,565 as of December 31, 2014) with respect to assets under construction, for which the lease term has not commenced.

In the nine-month period ended September 30, 2015, the Company recognized expenditures of US$ 7,849 (US$ 7,877 in the nine-month period ended September 30, 2014) for operating lease installments.

18.        Related party transactions

The Company has a related-party transactions policy, approved by its Board of Directors, which establishes rules to ensure that all decisions involving related parties and potential conflicts of interest take into account applicable laws in the countries in which the Company operates and the parties involved in negotiations.

18.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Sep/2015		09.30.2015	Jan-Sep/2014		12.31.2014
	Income (expense)	Assets	Liabilities	Income (expense)	Assets	Liabilities
Joint ventures and associates
State-controlled gas distributors	2,444	297	78	3,405	506	195
Petrochemical companies	3,041	104	22	5,721	205	82
Other associates and joint ventures	423	123	623	777	152	263
	5,908	524	723	9,903	863	540
Government entities
Government bonds	317	1,787	−	508	4,339	−
Banks controlled by the Federal Government	(3,489)	2,366	25,981	(2,239)	3,814	28,304
Receivables from the Electricity sector (Note 7.4)	570	3,262	−	351	2,966	−
Petroleum and alcohol account - receivables from Federal government (Note 18.2)	−	215	−	−	317	−
Federal Government - dividends and interest on capital	−	−	−	(26)	−	−
Others	33	338	154	(15)	241	224
	(2,569)	7,968	26,135	(1,421)	11,677	28,528
Pension plans	−	−	42	−	−	135
	3,339	8,492	26,900	8,482	12,540	29,203
Revenues (mainly sales revenues)	6,335			10,242
Foreign exchange and inflation indexation charges, net	(1,594)			(656)
Finance income (expenses), net	(1,402)			(1,104)

Current assets		2,850			6,715
Non-current assets		5,642			5,825
Current liabilities			4,085			1,855
Non-current liabilities			22,815			27,348
	3,339	8,492	26,900	8,482	12,540	29,203

18.2.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of September 30, 2015, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 215 (US$ 317 as of December 31, 2014). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables. Court-ordered expert proceedings are ongoing.

18.3.   Compensation of employees and officers

Petrobras’ key management compensation is set out below:

	Jan-Sep/ 2015			Jan-Sep/ 2014
	Officers	Board (members and alternates)	Total	Officers	Board (members)	Total
Wages and short-term benefits	3.0	0.3	3.3	3.1	0.4	3.5
Social security and other employee-related taxes (*)	0.8	0.1	0.9	0.9	−	0.9
Post-employment benefits (pension plan)	0.3	−	0.3	0.2	−	0.2
Total compensation recognized in the statement of income	4.1	0.4	4.5	4.1	0.4	4.5
Total compensation paid	4.1	0.4	4.5	5.2	0.4	5.6

Number of members	8	18	26	7	10	17

(*) The compensation of executive officers and directors is based on legal requirements and guidelines established by the Brazilian Department of Oversight and Governance of State-controlled Companies (Departamento de Coordenação e Governança das Empresas Estatais - DEST). DEST determined that social security and other employee-related taxes were included in the key management compensation proposed at the Annual General Meeting of 2014. Those taxes had been included in 2014, but were not disclosed in the notes to the financial statements.

In the nine-month period ended September, 30 2015 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 15.8 (US$ 22.1 in the nine-month period ended September, 30 2014).

The Extraordinary General Meeting held on July 1, 2015 amended article 18 of the Company's Bylaws to allow board members to have alternates with mandates limited to a two-year period; and article 41 to permit that board members alternates may participate in all board meetings and receive a fixed monthly compensation, subject to the total board members compensation limits established in the General Meeting.

The Extraordinary General Meeting also voted to increase the total board members compensation established at the Annual General Meeting held on April 29, 2015, by US$ 245 thousand, in order to cover the compensation of the alternate board members from July 2015 to March 2016.

19.        Provision for decommissioning costs

Non-current liabilities	09.30.2015	12.31.2014
Opening balance	8,267	7,133
Adjustment to provision	(43)	2,430
Payments made	(890)	(679)
Interest accrued	184	201
Others	180	75
Cumulative translation adjustment	(2,620)	(893)
Closing balance	5,078	8,267

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.        Taxes

20.1.   Income taxes and other taxes

Income taxes	Current assets		Current liabilities
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Taxes in Brazil	699	1,018	158	139
Taxes abroad	12	45	58	108
	711	1,063	216	247

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	09.30.2015	12.31.2014	09.30.2015	12.31.2014	09.30.2015	12.31.2014	09.30.2015	12.31.2014

Current / Deferred ICMS (VAT)	931	1,772	545	787	921	1,275	−	−
Current / Deferred PIS and COFINS (taxes on revenues)	719	829	1,995	2,983	335	295	−	−
CIDE	17	13	−	−	107	8	−	−
Production taxes	−	−	−	−	933	1,517	−	−
Withholding income taxes	−	−	−	−	456	486	16	−
Tax on financial operations (IOF)	−	−	−	−	171	−	56	−
Others	138	73	140	230	248	281	5	−
	1,805	2,687	2,680	4,000	3,171	3,862	77	−
Taxes abroad	45	61	8	8	139	202	−	−
	1,850	2,748	2,688	4,008	3,310	4,064	77	−

20.2.   Tax amnesty program - Programa de Recuperação Fiscal (REFIS)

On July 16, 2015 Petrobras paid US$ 445 (US$ 333 in cash and US$ 112 in tax credits) related to a definitive ruling at the administrative stage with respect to a tax deficiency notice issued by the Brazilian Federal Tax Authorities. The notice is related to the tax on financial operations (Imposto sobre operações financeiras - IOF) applicable to intercompany loans made by Petrobras to foreign subsidiaries in 2008.

In addition, Joint Ordinance 1,064 (Portaria Conjunta RFB/PGFN 1.064) issued by the Brazilian Federal Tax Authorities and by the Brazilian Federal Tax Attorney General's Office, and Normative Instruction 1,576/15 (Instrução Normativa RFB 1.576/15) issued by the Brazilian Federal Tax Authorities, both published on August 3, 2015, clarified that taxpayers had an opportunity for relief in connection with additional existing federal tax debts, through the tax amnesty program created under Law 12,996/14   – Programa de Recuperação Fiscal (REFIS). The Company has decided to adhere to the REFIS  to pay for the tax liabilities set out below:

a)      Pay amounts due according to the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the tax on financial operations (IOF) applicable to intercompany loans made by Petrobras to its foreign subsidiaries in 2007, 2009 and 2010, and to pay amounts due related to the IOF applicable to similar intercompany loans made in other periods, for which a tax deficiency notice has not been issued (2011 and 2012), in the amount of US$ 977. The Company modified its procedures with respect to the payment of the IOF applicable to transactions in 2013 and, therefore, it does not expect any additional tax deficiency notices.

b)   pay the tax deficiency notices issued by the Brazilian Federal Tax Authorities related to the alledged failure to withhold income tax (imposto de renda retido na fonte- IRRF) on amounts Petrobras paid to its former subsidiary Petrobras International Finance Company (PifCo) with respect to crude oil and oil product imports between 1999 and 2002, 2004, 2005 and 2007 to 2012, in the amount of US$ 800.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)    penalties for noncompliance with customs clearance procedures on crude oil and oil product imports from 2008 to 2013, in the amount of US$ 13.

The Company will pay those federal tax liabilities in 30 monthly installments following an immediate payment of 20% of the total amount due (after the reductions provided by the tax amnesty program) and using tax credits (tax loss carryforwards) to pay for interest and penalties. The deadline to adhere to the REFIS was September 25, 2015.

As a result, the Company recognized a total expense of US$ 2,304 in the nine-month period ended September 30, 2015, of which US$ 1,550 was recognized as other taxes expenses and US$ 754 as finance expenses. In the same period, the Company paid a total amount of US$ 1,752, of which US$ 890 was paid in cash, US$ 509 by using tax credits and US$ 353 by using judicial deposits.

20.3.   Tax amnesty programs – State Tax (Programas de Anistias Estaduais)

On July 1, 2015, Petrobras and the State of Rio de Janeiro entered into a Tax Conduct Adjustment Agreement (Termo de Ajustamento de Conduta Tributária) pursuant to State Law 7,020/2015 with respect to tax deficiency notices related to VAT tax (ICMS) in the amount of US$ 182 and agreed to start calculating its VAT tax base pursuant to a methodology defined by both parties to cease the deferral of payment of VAT on natural gas sold to thermoelectric power plants located in the State of Rio de Janeiro.

On September 30, 2015 Petrobras entered into a tax amnesty in the State of Espírito Santo pursuant to Law 10,376/2015 to pay amounts due according to tax deficiency notices in the amount of US$ 85 related to its failure to comply with VAT tax (ICMS) regulations in the State of Espírito Santo with respect to application of tax credits, as well as failure to pay VAT on the sale of natural gas products.

As a result of those settlement agreements, the Company recognized a total expense of US$ 267, including US$ 233 as other taxes expenses and US$ 34 as finance expense.

20.4.   Brazilian Tax Law – Law 12,973

On May 14, 2014, Law 12,973 was enacted, establishing, among other matters, the repeal of the Transition Tax Regime (Regime Tributário de Transição - RTT) established by Law 11,941 enacted on May 27, 2009.

Regulation for this law was established by Normative Instruction 1,515, issued on November 24, 2014 and by Normative Instruction 1,520, issued on  December 4, 2014, both issued by the Federal Revenue Secretariat of Brazil (Secretaria da Receita Federal do Brasil).

Management decided to adopt articles 1, 2 and 4 to 70 of Law 12,973/2014, with respect to the adoption of the new tax regime (repealing RTT), beginning in 2015.

20.4.1.   Brazilian income taxes on income of companies incorporated outside Brazil

As of September 30, 2015 the Company has recognized additional income taxes expenses of US$ 629 related to Brazilian income taxes on income generated during the nine-month period ended September 30, 2015 by companies incorporated outside Brazil, as set out in the amended Brazilian Tax Law.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.5.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2014	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in the statement of income for the year	(2,055)	3,917	401	(42)	182	2,965	(7)	(1,418)	(898)	3,045
Recognized in shareholders’ equity	−	−	1,949	(41)	−	(192)	−	−	1,351	3,067
Cumulative translation adjustment	1,814	302	(441)	86	(75)	(842)	(66)	68	(133)	713
Others (*)	−	(3)	(70)	(77)	10	(51)	1	−	116	(74)
Balance at December 31, 2014	(13,647)	210	3,823	(592)	526	6,691	503	(7)	468	(2,025)
Recognized in the statement of income for the period	(1,197)	(870)	202	(34)	224	2,969	76	8	(2,389)	(1,011)
Recognized in shareholders’ equity	−	67	7,456	(67)	−	(435)	−	−	65	7,086
Cumulative translation adjustment	4,782	312	(2,591)	222	(207)	(1,943)	(177)	(1)	(538)	(141)
Use of tax credits - REFIS	−	−	−	−	−	(509)	−	−	−	(509)
Others	−	(99)	96	−	(1)	28	−	−	(2)	22
Balance at September 30, 2015	(10,062)	(380)	8,986	(471)	542	6,801	402	−	(2,396)	3,422

Deferred tax assets										1,006
Deferred tax liabilities										(3,031)
Balance at December 31, 2014										(2,025)

Deferred tax assets										3,713
Deferred tax liabilities										(291)
Balance at September 30, 2015										3,422
(*) Relates, primarily, to disposal of interests in investees or mergers.

The deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.6.   Reconciliation between statutory tax rate and effective tax expense rate

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Sep/2015	Jan-Sep/2014
Income before income taxes	2,334	4,375
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(794)	(1,488)
Adjustments to arrive at the effective tax rate:
· Different jurisdictional tax rates for companies abroad	640	839
. Brazilian income taxes on income of companies incorporated outside Brazil	(629)	−
· Tax loss carryforwards (unrecognized tax losses)	(478)	(396)
· Write-off - overpayments incorrectly capitalized (note 3)	−	(907)
· Non taxable income (deductible expenses), net (*)	(587)	(98)
· Others	(29)	36
Income taxes benefit (expense)	(1,877)	(2,014)
Deferred income taxes	(1,011)	(966)
Current income taxes	(866)	(1,048)
	(1,877)	(2,014)
Effective tax rate	80.4%	46.0%

(*) Includes the principal portion of the IOF tax contingency, as set out in note 20.2 (only the interest and inflation indexation portions are deductible) and share of earnings in equity-accounted investees.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.        Employee benefits (Post-Employment)

21.1.   Pension and medical benefits

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and retirees) and their dependents.

Changes in the pension and medical benefits to employees are set out below:

	Petros Plan		Medical Plan
	Petros	Petros 2	AMS	Other plans	Total
Balance at January 1, 2014	5,342	121	6,999	111	12,573
(+) Remeasurement effects recognized in OCI	3,264	143	2,538	2	5,947
(+) Costs incurred in the year	794	49	1,155	24	2,022
(-) Contributions paid	(245)	−	(396)	(7)	(648)
(-) Payments related to the Term of Financial Commitment (TFC)	(203)	−	−	−	(203)
Others	1	−	−	(13)	(12)
Cumulative translation adjustment	(1,079)	(26)	(1,277)	(10)	(2,392)
Balance at December 31, 2014	7,874	287	9,019	107	17,287
Current	440	−	354	2	796
Non-Current	7,434	287	8,665	105	16,491
	7,874	287	9,019	107	17,287
(+)Costs incurred in the period	693	61	838	21	1,613
(-) Contributions paid	(138)	−	(274)	(13)	(425)
(-) Payments related to the Term of Financial Commitment (TFC)	(88)	−	−	−	(88)
Others	−	−	−	28	28
Cumulative translation adjustment	(2,705)	(108)	(3,109)	(46)	(5,968)
Balance at September 30, 2015	5,636	240	6,474	97	12,447
Current	329	−	237	1	567
Non-Current	5,307	240	6,237	96	11,880
	5,636	240	6,474	97	12,447

Pension and medical benefit expenses recognized in the statement of income are set out below:

	Jan-Sep/2015
	Pension Plan		Medical Plan	Other Plans	Total
	Petros	Petros 2	AMS
Current service cost	65	36	105	9	215
Interest cost over net liabilities / (assets)	628	25	733	12	1,398
Net costs for the period Jan-Sep/2015	693	61	838	21	1,613
Related to active employees:
Included in the cost of sales	207	32	200	1	440
Operating expenses	104	26	120	19	269
Related to retired employees	382	3	518	1	904
Net costs for the period Jan-Sep/2015	693	61	838	21	1,613
Net costs for the period Jan-Sep/2014	534	37	792	20	1,383

As of September 30, 2015, the Company had the balance of crude oil and oil products of US$ 1,603 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 (US$ 2,316 as of December 31, 2014).

In the nine-month period ended September 30, 2015 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$ 203 ( US$ 244  in the nine-month period ended September 2014).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

21.2.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and are computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, following negotiations started in the context of the 2013/2015 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by management (maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed - excluding NGL - in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule).

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as a profit sharing benefit to employees.

Pursuant to the amended rules, in the event the Company records a net loss for the period, profit sharing benefit will be one half of the benefit paid in the prior year in addition to half a month’s salary for each employee.

Profit sharing benefits for the nine-month period ended September 30, 2015

Based on the consolidated result of the corporate indicators for the nine-month period ended September 30, 2015, a 6.25% distribution was applied to the net income expressed in reais and the Company recognized a profit sharing expense of US$ 61.

21.3.   Voluntary Separation Incentive Plan

In January 2014, the Company launched a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

On March 31, 2014 the Company recognized in other expenses in the statement of income a provision for the estimated charges. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

As of September 30, 2015, 6,206 separations and 655 cancellations of requests were made for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Balance as of December 31, 2014	390
Revision of provision	35
Separations in the period	(174)
Cumulative translation adjustment	(98)
Balance as of September 30, 2015	153
Current	102
Non-current	51

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Shareholders’ equity

22.1.   Share capital (net of share issuance costs)

As of September 30, 2015 subscribed and fully paid share capital was US$ 107,380 and share issuance costs were US$ 279 (US$ 107,380 and US$ 279 as of December 31, 2014), represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

22.2.   Other comprehensive income

In the nine-month period ended September 30, 2015 the Company recognized the following charges mainly as a result of a 49.6% depreciation of the Brazilian real against the U.S. dollar:

-       Cumulative translation adjustment of US$ 29,865;

-       Foreign exchange variation losses of US$ 20,827 (US$ 13,744 after taxes) recognized in the Company's shareholders' equity in Jan-Sep/2015 as a result of its cash flow hedge accounting policy. The cumulative balance of foreign exchange variation losses as of September 30, 2015 was US$ 32,489 (US$ 21,433 after taxes), as set out in note 31.

22.3.   Earnings per Share

	Jan-Sep/2015	Jan-Sep/2014
Net income (loss) attributable to shareholders of Petrobras	971	2,355
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.07	0.18

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

23.        Sales revenues

	Jan-Sep/2015	Jan-Sep/2014
Gross sales	94,177	133,268
Sales taxes	(19,010)	(23,020)
Sales revenues (*)	75,167	110,248
Diesel	23,669	32,356
Automotive gasoline	12,404	17,917
Fuel oil (including bunker fuel)	1,854	3,299
Naphtha	2,128	4,428
Liquefied petroleum gas	2,218	2,855
Jet fuel	2,595	4,289
Other oil products	2,739	4,472
Subtotal oil products	47,607	69,616
Natural gas	4,608	6,079
Ethanol, nitrogen products and renewables	2,912	2,817
Electricity, services and others	3,774	6,394
Total domestic market	58,901	84,906
Exports	7,571	11,098
International sales (**)	8,695	14,244
Sales revenues (*)	75,167	110,248

(*) Analysis of sales revenues by business segment is set out in note 28.
(**) Sales revenues from operations outside of Brazil, other than exports.

24.        Other expenses, net

	Jan-Sep/ 2015	Jan-Sep/ 2014
Pension and medical benefits - retirees	(904)	(656)
Legal, administrative and arbitration proceedings	(893)	(74)
Unscheduled stoppages and pre-operating expenses	(843)	(791)
Impairment (losses) / reversals	(419)	(128)
Institutional relations and cultural projects	(337)	(584)
E&P areas returned and cancelled projects	(118)	(222)
Health, safety and environment	(75)	(111)
Voluntary Separation Incentive Plan - PIDV	(35)	(1,040)
Gains / (losses) on disposal/write-offs of assets	(156)	(1,447)
Collective bargaining agreement	−	(435)
Reimbursements from E&P partnership operations	303	237
Amounts recovered – “overpayments incorrectly capitalized”	72	−
Government grants	11	52
Others (*)	(89)	(10)
	(3,483)	(5,209)

(*) Includes US$ 164 in 2014 with respect to additional profit sharing benefits for 2013, as set out on note 22.7 of the Company's consolidated financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

25.        Costs and Expenses by nature

	Jan-Sep/2015	Jan-Sep/2014
Raw material / products for resale	(24,679)	(47,322)
Materials, freight, rent, third-party services and other related costs	(14,719)	(16,748)
Depreciation, depletion and amortization	(8,580)	(9,563)
Employee compensation	(7,238)	(10,400)
Production taxes	(5,023)	(10,843)
Unscheduled stoppages and pre-operating expenses	(843)	(791)
(Losses /Gains on legal, administrative and arbitration proceedings	(893)	(74)
Other taxes	(2,413)	(521)
Exploration expenditures written off (incl. dry wells and signature bonuses)	(1,050)	(1,869)
Institutional relations and cultural projects	(337)	(584)
Health, safety and environment	(75)	(111)
Impairment	(419)	(128)
E&P areas returned and cancelled projects	(118)	(222)
Amounts recovered – “overpayments incorrectly capitalized”	72	−
Write-off - overpayments incorrectly capitalized	−	(2,527)
Gains / (losses) on disposal/write-offs of assets	(156)	(1,447)
Allowance for impairment of trade receivables	(141)	(1,831)
Changes in inventories	766	(400)
	(65,846)	(105,381)
In the Statement of income
Cost of sales	(52,325)	(84,717)
Selling expenses	(2,954)	(5,356)
General and administrative expenses	(2,622)	(3,430)
Exploration costs	(1,435)	(2,471)
Research and development expenses	(553)	(812)
Other taxes	(2,413)	(521)
Write-off - overpayments incorrectly capitalized	−	(2,527)
Other expenses, net	(3,483)	(5,209)
Profit sharing	(61)	(338)
	(65,846)	(105,381)

26.        Net finance income (expense)

	Jan-Sep/2015	Jan-Sep/2014
Foreign exchange gains/(losses) and inflation indexation charges on debt (*)	(3,482)	(7)
Debt interest and charges	(5,104)	(5,108)
Income from investments and marketable securities	523	774
Financial result on net debt	(8,063)	(4,341)
Capitalized borrowing costs	1,376	2,795
Gains (losses) on derivatives, net	150	91
Interest income from marketable securities	25	(16)
Other finance expense and income, net (**)	(869)	(36)
Other foreign exchange gains/(losses) and indexation charges, net	223	585
Finance income (expenses), net	(7,158)	(922)
Income	982	1,297
Expenses	(4,904)	(2,791)
Foreign exchange gains/ (losses) and inflation indexation charges, net	(3,236)	572
	(7,158)	(922)

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**) In 2015, includes US$ 754 of finance expense related to the tax amnesty program (REFIS).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Supplemental information on statement of cash flows

	Jan-Sep/2015	Jan-Sep/2014

Additional information on cash flows:
Amounts paid/received during the year:
Income taxes paid	512	699
Withholding income tax paid on behalf of third-parties	836	1,476

Capital expenditures and financing activities not involving cash
Purchase of property, plant and equipment on credit	125	4
Recognition (reversal) of provision for decommissioning costs	(14)	(13)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Segment Information

Consolidated assets by Business Area - 09.30.2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total

Current assets	3,556	9,091	2,327	2,141	2,038	51	28,144	(2,951)	44,397
Non-current assets	114,949	36,933	17,057	2,865	10,516	552	7,498	(288)	190,082
Long-term receivables	5,339	2,298	1,568	1,137	1,670	3	5,644	(245)	17,414
Investments	58	884	374	12	2,239	412	45	−	4,024
Property, plant and equipment	107,619	33,593	14,868	1,562	6,188	137	1,666	(43)	165,590
Operating assets	77,896	27,103	11,903	1,309	4,998	124	1,453	(43)	124,743
Under construction	29,723	6,490	2,965	253	1,190	13	213	−	40,847
Intangible assets	1,933	158	247	154	419	−	143	−	3,054
Total Assets	118,505	46,024	19,384	5,006	12,554	603	35,642	(3,239)	234,479

Consolidated assets by Business Area - 12.31.2014

Current assets	6,008	14,724	3,979	3,481	2,345	65	24,160	(3,930)	50,832
Non-current assets	145,516	55,314	24,388	3,740	10,664	1,044	8,225	(1,036)	247,855
Long-term receivables	6,729	3,605	1,411	1,211	1,848	3	5,029	(973)	18,863
Investments	200	1,807	524	15	2,226	836	145	−	5,753
Property, plant and equipment	135,671	49,662	22,126	2,284	6,058	205	2,787	(63)	218,730
Operating assets	99,313	40,940	17,868	1,730	3,716	189	2,094	(63)	165,787
Under construction	36,358	8,722	4,258	554	2,342	16	693	−	52,943
Intangible assets	2,916	240	327	230	532	−	264	−	4,509
Total Assets	151,524	70,038	28,367	7,221	13,009	1,109	32,385	(4,966)	298,687

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area (*)
	Jan-Sep/2015
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total

Sales revenues	26,991	56,015	9,962	22,858	7,013	166	−	(47,838)	75,167
Intersegments	26,575	18,700	1,593	433	383	154	−	(47,838)	−
Third parties	416	37,315	8,369	22,425	6,630	12	−	−	75,167
Cost of sales	(18,734)	(45,740)	(8,035)	(21,204)	(5,933)	(184)	−	47,505	(52,325)
Gross profit (loss)	8,257	10,275	1,927	1,654	1,080	(18)	−	(333)	22,842
Income (expenses)	(2,645)	(3,123)	(1,055)	(1,356)	(770)	(36)	(4,639)	164	(13,460)
Selling, general and administrative	(330)	(1,759)	(314)	(1,289)	(581)	(25)	(1,443)	165	(5,576)
Exploration costs	(1,324)	−	−	−	(111)	−	−	−	(1,435)
Research and development	(218)	(91)	(45)	−	(2)	(8)	(189)	−	(553)
Other taxes	(117)	(608)	(316)	(8)	(83)	(1)	(1,280)	−	(2,413)
Other expenses, net	(656)	(665)	(380)	(59)	7	(2)	(1,727)	(1)	(3,483)
Income / (loss) before financial results, profit sharing and income taxes	5,612	7,152	872	298	310	(54)	(4,639)	(169)	9,382
Net finance income (expense)	−	−	−	−	−	−	(7,158)	−	(7,158)
Share of earnings in equity-accounted investments	(170)	330	81	(12)	89	(110)	(37)	−	171
Profit sharing	(9)	(24)	(3)	(21)	−	−	(4)	−	(61)
Income / (loss) before income taxes	5,433	7,458	950	265	399	(164)	(11,838)	(169)	2,334
Income taxes	(1,908)	(2,423)	(295)	(94)	(66)	19	2,833	57	(1,877)
Net income (loss)	3,525	5,035	655	171	333	(145)	(9,005)	(112)	457
Net income attributable to:
Shareholders of Petrobras	3,532	5,039	576	171	254	(145)	(8,344)	(112)	971
Non-controlling interests	(7)	(4)	79	−	79	−	(661)	−	(514)
	3,525	5,035	655	171	333	(145)	(9,005)	(112)	457

(*) A list of the Company's investees by business segment is set out in note 11.1 of the Company's annual financial statements for the year ended December 31, 2014.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Sep/2014 (*)
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	International	Biofuels	Corporate	Eliminations	Total
Sales revenues	51,835	86,649	13,336	31,827	11,005	192	−	(84,596)	110,248
Intersegments	51,510	30,267	1,183	880	589	167	−	(84,596)	−
Third parties	325	56,382	12,153	30,947	10,416	25	−	−	110,248
Cost of sales	(26,503)	(91,682)	(11,735)	(29,231)	(9,854)	(230)	−	84,518	(84,717)
Gross profit (loss)	25,332	(5,033)	1,601	2,596	1,151	(38)	−	(78)	25,531
Income (expenses)	(5,122)	(5,856)	(2,508)	(2,072)	(673)	(52)	(4,213)	170	(20,326)
Selling, general and administrative	(276)	(2,293)	(1,886)	(1,925)	(590)	(36)	(1,952)	172	(8,786)
Exploration costs	(2,354)	−	−	−	(117)	−	−	−	(2,471)
Research and development	(414)	(138)	(63)	−	−	(11)	(186)	−	(812)
Other taxes	(32)	(72)	(85)	(9)	(77)	−	(246)	−	(521)
Write-off - overpayments incorrectly capitalized	(804)	(1,398)	(266)	(9)	(9)	−	(41)	−	(2,527)
Other expenses, net	(1,242)	(1,955)	(208)	(129)	120	(5)	(1,788)	(2)	(5,209)
Income / (loss) before financial results, profit sharing and income taxes	20,210	(10,889)	(907)	524	478	(90)	(4,213)	92	5,205
Net finance income (expense)	−	−	−	−	−	−	(922)	−	(922)
Share of earnings in equity-accounted investments	(4)	137	162	−	174	(42)	3	−	430
Profit sharing	(116)	(94)	(16)	(20)	(8)	−	(84)	−	(338)
Income / (loss) before income taxes	20,090	(10,846)	(761)	504	644	(132)	(5,216)	92	4,375
Income taxes	(7,104)	3,258	223	(174)	(176)	31	1,959	(31)	(2,014)
Net income (loss)	12,986	(7,588)	(538)	330	468	(101)	(3,257)	61	2,361
Net income attributable to:
Shareholders of Petrobras	12,989	(7,582)	(549)	330	400	(101)	(3,193)	61	2,355
Non-controlling interests	(3)	(6)	11	−	68	−	(64)	−	6
	12,986	(7,588)	(538)	330	468	(101)	(3,257)	61	2,361

(*) Beginning in 2014, the allowance to reduce inventories to net realizable value was reclassified from other expenses to cost of sales.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Sep/2015
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	1,443	3,545	408	3,159	10	(1,552)	7,013
Intersegments	746	1,152	26	1	10	(1,552)	383
Third parties	697	2,393	382	3,158	−	−	6,630
Income before financial results, profit sharing and income taxes	267	96	49	66	(178)	10	310
Net income (loss) attributable to shareholders of Petrobras	285	94	69	56	(260)	10	254
	Jan-Sep/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income
Sales revenues	2,400	5,949	377	3,816	21	(1,558)	11,005
Intersegments	949	1,158	26	1	13	(1,558)	589
Third parties	1,451	4,791	351	3,815	8	−	10,416
Income before financial results, profit sharing and income taxes	545	(62)	67	113	(176)	(9)	478
Net income (loss) attributable to shareholders of Petrobras	628	(31)	80	105	(373)	(9)	400
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
As of 09.30.2015	9,540	1,692	470	809	1,100	(1,057)	12,554
As of 12.31.2014	9,623	1,861	472	940	1,230	(1,117)	13,009

As an outcome of the creation of the position of Chief Governance, Risk and Compliance Officer, which replaced the position of Chief International Officer, the Company has recently approved the organizational structure adjustments in other business areas to allocate the international activities to other business segments. Considering the necessary steps to integrate the management of those activities, the Company has maintained the presentation of the results of international activities as a separate component.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

29.        Provisions for legal proceedings

29.1.   Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings are mainly comprised of labor claims, especially actions regarding the calculation of paid weekly rest; tax claims, including claims related to failure to pay VAT (ICMS) tax on jet fuel sales and to tax credits (PIS and COFINS) applied that were disallowed; and civil claims related to losses and damages proceedings resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party, failure to pay royalties on oil shale extraction and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

Provisions for legal proceedings, are set out below:

	09.30.2015	12.31.2014
Non-current liabilities
Labor claims	664	717
Tax claims	409	104
Civil claims	535	666
Environmental claims	40	40
Other claims	3	13
	1,651	1,540

	09.30.2015	12.31.2014
Opening Balance	1,540	1,246
Additions	904	766
Use of provision	(170)	(314)
Accruals and charges	56	66
Others	(62)	(8)
Cumulative translation adjustment	(617)	(216)
Closing Balance	1,651	1,540

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	09.30.2015	12.31.2014
Labor	662	928
Tax	850	1,006
Civil	652	663
Environmental	75	80
Others	5	5
	2,244	2,682

Contingent liabilities for which either the Company is unable to make a reliable estimate of the expected financial effect that will result from resolution of the proceeding, or a cash outflow is not probable, are not recognized as liabilities in the financial statements but are disclosed, unless the possibility of any outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings as of September 30, 2015 that are not considered remote are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Nature	Estimate
Tax	23,528
Civil - General	3,839
Labor	3,612
Civil - Environmental	1,317
Others	1
32,297

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the table below.

Description of tax matters	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Dispute over alleged Failure to withhold and pay income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) on remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages.	5,597
2) Tax credits applied were disallowed due to failure to comply with an ancillary tax obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,555

3) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of expenses from Petros Plan renegotiation and penalties, in addition to deduction from taxable income of several employee benefit related expenses and actuarial expenses (PETROS) in 2007 and 2008.

Current status: Awaiting the hearing of an appeal at the administrative level.	1,845
4) Deduction from taxable income of income generated by subsidiaries and associates domiciled outside Brazil from 2005 to 2010.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,620
5) Deduction from taxable income (income tax - IRPJ and social contribution - CSLL) of development costs.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,259
6) Dispute over alleged failure to pay social security contributions over contingent bonuses paid to employees.
Current status: Awaiting the hearing of an appeal at the administrative level.	600

7) Alleged failure to pay Contribution of Intervention in the Economic Domain (CIDE) from March 2002 to October 2003 on transactions with fuel retailers and service stations protected by judicial injunctions determining that fuel sales were made without gross-up of such tax.

Current status: This claim involves lawsuits in different administrative and judicial stages.	504
Plaintiff: State of São Paulo Finance Department

8) Dispute over VAT (ICMS) levied on a drilling rig import – temporary admission in the state of São Paulo and clearance in the state of Rio de Janeiro and related fines for breach of ancillary tax obligations.

Current status: This claim involves lawsuits in administrative and judicial stages.	1,275

9) Tax notices from the State of São Paulo with respect to the deferral of payment of VAT (ICMS) taxes on B100 Biodiesel sales and to the application of alleged incorrect VAT rate (7%) on B100 Biodiesel inter-state sales, including States in the Midwest, North and Northeast regions of Brazil and the State of Espírito Santo.

Current status: This claim involves three tax notices and is being disputed at the administrative level.	547
Plaintiff: States of PR, AM, BA, DF, ES, PA, PE and RJ Finance Departments
10) Dispute over VAT (ICMS) levied on crude oil and natural gas sales attributable to alleged differences in initial inventory and final inventory.
Current status: This claim involves lawsuits in different administrative and judicial levels.	406
Plaintiff: State of Rio de Janeiro Finance Department
11) VAT (ICMS) levied on dispatch of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: Awaiting the hearing of an appeal at the administrative level.	931
12) Dispute over VAT (ICMS) levied on jet fuel sales, as Decree 36,454/2004 was declared unconstitutional.
Current status: Awaiting the hearing of an appeal at the administrative level.	505
13) Alleged failure to write-down VAT (ICMS) credits related to tax-free or non-taxable sales made by the Company's customers.
Current status: Two Tax Deficiency Notices have been issued and are being disputed at the administrative level, but have not yet been judged.	458
Plaintiff: Municipal governments of the cities of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha and Vitória.

14) Alleged failure to withhold and pay tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo. Petrobras withheld and paid these taxes to the municipalities where the respective service providers were established, in accordance with Complementary Law 116/03.

Current status: This claim involves lawsuits in administrative and judicial stages.	662
Plaintiff: States of SP, RS and SC Finance Departments
15) Three States challenged VAT (ICMS) taxes paid on natural gas imports from Bolivia to the State of MS , although the latter, as the import destination, had the legal right to levy such taxes.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	525
Plaintiff: States of Rio de Janeiro, São Paulo and Sergipe Finance Departments
16) Dispute over VAT (ICMS) credits were allegedly applied improperly on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages.	282
Plaintiff: States of São Paulo, Ceará, Paraíba, Rio de Janeiro, Bahia and Pará Finance Departments
17) Alleged failure to pay VAT (ICMS) and allegedly improper use of ICMS credits on exports, internal consumption and similar transactions involving bunker fuel.
Current status: This claim involves tax notices in different administrative and judicial stages.	309
Plaintiff: State of Pernambuco Finance Department

18) Alleged incorrect application of VAT (ICMS) tax base with respect to natural gas transport through citygates in the State of Pernambuco. The Finance Department of the State of Pernambuco understands that activity as being an industrial activity which could not be characterized as an interstate sale transaction (considering that the Company has facilities located in Pernambuco).

Current status: This claim involves several tax notices in different administrative and judicial stages.	346
19) Other tax matters	3,302
Total tax matters	23,528

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of civil matters	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Proceeding challenging an ANP order requiring Petrobras to pay special participation fees (government take) with respect to Baleia Anã, Baleia Azul, Baleia Franca, Cachalote, Caxaréu, Jubarte and Pirambu in the Parque das Baleias complex located in Campos Basin as a single (unitized) oil field.

Current status: The claim is being disputed in court and in an arbitration proceeding. As a result of a judicial decision and a Chamber of Arbitration ruling the levy has been suspended.	940

2) Legal and administrative disputes on differences in special participation charges and royalties paid in several oil fields. In addition, the Brazilian Oil, Natural Gas and Biofuels Agency (ANP) is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages.	917
Plaintiff: Refinaria de Petróleo de Manguinhos S.A.
3) Lawsuit seeking to recover damages for alleged anti-competitive practices with respect to gasoline and other oil products (Diesel and LPG) sales in the domestic market.
Current status: This claim is in judicial stage and was ruled for the plaintiff in the first stage. The Company is taking legal actions to ensure its rights. The Brazilian Antitrust regulator (CADE) has analyzed this claim and did not consider the Company's practices anti-competitive.	386
4) Other civil matters	1,596
Total for civil matters	3,839

Description of environmental matters	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná
AMAR - Associação de Defesa do Meio Ambiente de Araucária and IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled in favor of the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	571
2) Other environmental matters	746
Total for environmental matters	1,317

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Description of labor matters	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais and São Paulo.
1) Class actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated.
Current status: The Company filed its collective bargaining agreement with the Superior Labour Court, and on October 19, 2015, the Court ruled in favor of the Company and notified the Regional Labour Courts of its understanding of the matter.	859
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro of the state of Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The Company has appealed a decision with respect to the claim filed by Sindipetro/BA and awaits judgment by the Superior Labor Court. The Company has filed an appeal in the Superior Labor Court to overturn a decision with respect to the claim filed by Sindipetro Norte Fluminense (NF) and awaits judgment.	311
Plaintiff : Sindipetro of Norte Fluminense – SINDIPETRO/NF
3)The plaintiff claims Petrobras to pay overtime for standby work time exceeding 12-hours per day. It also claims that Petrobras must respect a 12-hour limit per workday, subject to a daily fine.
Current status: Awaiting the Superior Labor Court to judge appeals filed by both parties.	272
4) Other labor matters	2,170
Total for labor matters	3,612

29.2.   Class action and other related proceedings

Between December 8, 2014 and January 7, 2015, five putative securities class action complaints were filed against the Company in the United States District Court for the Southern District of New York (SDNY). These actions were consolidated on February 17, 2015 (the “Consolidated Securities Litigation”). The Court appointed a lead plaintiff, Universities Superannuation Scheme Limited (“USS”), on March 4, 2015. USS filed a consolidated amended complaint on March 27, 2015 that purports to be on behalf of investors who: (i) purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the period January 22, 2010 and March 19, 2015, inclusive (the “Class Period”), and were damaged thereby; (ii) purchased or otherwise acquired the 2012 Notes pursuant to the 2009 Registration Statement, or the 2013 Notes or 2014 Notes pursuant to the 2012 Registration Statement during the Class Period, and were damaged thereby; and (iii) purchased or otherwise acquired Petrobras securities on the Brazilian stock exchange during the Class Period, who also purchased or otherwise acquired Petrobras securities traded on the NYSE or pursuant to other transactions in the U.S. during the same period.

The consolidated amended complaint alleges, among other things, that in the Company’s press releases, filings with the SEC and other communications, the Company made materially false and misleading statements and omissions regarding the value of its assets, the amounts of the Company’s expenses and net income, the effectiveness of the Company’s internal controls over financial reporting, and the Company’s anti-corruption policies, due to alleged corruption purportedly in connection with certain contracts, which allegedly artificially inflated the market value of the Company’s securities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On April 17, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss.

On July 9, 2015, the judge presiding over the Consolidated Securities Litigation ruled on the motion to dismiss, partially granting the Company's motion. Among other decisions, the judge dismissed claims relating to certain debt securities issued in 2012 under the Securities Act of 1933, as time barred by the Securities Act’s statute of repose and ruled claims relating to securities purchased on the Brazilian stock exchange must be arbitrated, as established in the Company’s Bylaws. The judge rejected other arguments presented in the motion to dismiss and, as a result, the Consolidated Securities Litigation will continue with respect to other claims alleged by the lead plaintiff.

In addition, to date, nineteen lawsuits have been filed by individual investors before the same judge in the SDNY, consisting of allegations similar to those in the consolidated amended complaint.  On August 21, 2015, Petrobras, PGF and underwriters of notes issued by the Company filed a motion to dismiss certain of the individual lawsuits, and on October 15, 2015, the judge ruled on the motion to dismiss, partially granting the motion.  Among other decisions, the judge dismissed several Exchange Act, Securities Act and state law claims as barred by the relevant statutes of repose.  The judge denied other portions of the motion to dismiss and, as a result, these actions will continue with respect to other claims brought by these plaintiffs.

On October 31, 2015, the judge ordered that the individual lawsuits and the Consolidated Securities Litigation shall be tried together in a single trial that will not exceed a total of eight weeks. On November 5, 2015, the judge ordered that the trial shall begin on September 19, 2016.

These actions are in their early stages and involve highly complex issues that are subject to substantial uncertainties and depend on a number of factors such as the novelty of the legal theories, the pace of discovery, the court’s scheduling order, the timing of court decisions, discovery from adverse parties or third parties, rulings by the court on key issues, analysis by retained experts, possible engagement in settlement negotiations and the adverse parties’ willingness to negotiate in good faith toward a resolution.

In addition, the claims asserted are broad, span a multi-year period and involve a wide range of activities, and the plaintiffs have not specified an amount of alleged damages in the Consolidated Securities Litigation or the additional individual actions.

The uncertainties inherent in all such matters affect the amount and timing of the ultimate resolution of these actions. As a result, the Company is unable to make a reliable estimate of eventual loss arising from the litigation.

In the event that this litigation is decided against us, or we enter into an agreement to settle such matters, we may be required to pay substantial amounts, which could have a material adverse effect on the Company’s financial condition, its consolidated results of operations or its consolidated cash flows for an individual reporting period.

The Company has engaged a U.S. firm as legal counsel and intends to defend these actions vigorously.

30.        Collateral for crude oil exploration concession agreements

The Company has granted collateral to the Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis -ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,598 of which US$ 1,239 were still in force at  September 30, 2015, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 1,044 and bank guarantees of US$ 195.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.        Risk management

The Company is exposed to a variety of risks arising from its operations, including price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. The Company takes account of risks in its business decisions and manages any such risk in an integrated manner in order to enjoy the benefits of diversification. To manage market and financial risks the Company preferably takes structuring measures through an adequate capital and leverage management, minimizing the use of derivative financial instruments.

A summary of the derivative financial instruments positions held by the Company and recognized in other current assets and liabilities as of September 30, 2015, as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2015	12.31.2014	09.30.2015	12.31.2014
Derivatives not designated for hedge accounting
Future contracts - total (*)	(11,836)	(4,314)	65	70
Long position/Crude oil and oil products	67,521	84,544	−	−	2015
Short position/Crude oil and oil products	(79,357)	(88,858)	−	−	2015
Options - total (*)	257	(594)	30	0.7
Call/Crude oil and oil products	(3,700)	(364)	8	(0.4)	2015
Put/Crude oil and oil products	3,957	(230)	22	1.1	2015
Forward contracts - total			−	2
Long position/Foreign currency forwards (ARS/USD)	USD 0	USD 10	−	(1)	2015
Short position/Foreign currency forwards (BRL/USD)	USD 34	USD 249	−	3	2015
Swap
Interest – Euribor / Fixed rate	EUR 1	EUR 5	−	−	2015

Derivatives designated for hedge accounting
Swap - total			(37)	(42)
Foreign currency / Cross-currency Swap	USD 298	USD 298	(15)	(22)	2016
Interest – Libor / Fixed rate	USD 396	USD 419	(22)	(20)	2020

Total recognized in the Statement of Financial Position			58	30.7
(*) Notional value in thousands of bbl

	Gains (losses) recognized in the statement of income (*)		Gains (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Sep/2015	Jan-Sep/2014	Jan-Sep/2015	Jan-Sep/2014	09.30.2015	12.31.2014
Commodity derivatives	135	111	−	−	7	6
Foreign currency derivatives	21	(9)	4	7	−	−
Interest rate derivatives	(6)	(11)	(3)	2	−	−
Embedded derivative - ethanol	−	−	−	−	−	−
	150	91	1	9	7	6
Cash flow hedge on exports (***)	(1,304)	(458)	(20,827)	(1,979)	−	−
	(1,154)	(367)	(20,826)	(1,970)	7	6

(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 31.2.

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of September 30, 2015 is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	65	(47)	(159)
Forward contracts	Foreign currency - depreciation R$ x USD	34	9	17
Forward contracts	Foreign currency - appreciation argentine peso x USD	−	−	−
Swap	Interest - Euribor decrease	−	−	−
Options	Crude oil and oil products - price changes	29	(7)	(47)
		128	(45)	(189)
Derivatives designated for hedge accounting
Swap		(8)	(60)	(99)
Debt	Foreign currency - appreciation JPY x USD	8	60	99
Net effect		−	−	−

Swap		3	(1)	(2)
Debt	Interest - LIBOR increase	(3)	1	2
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: R$ x U.S. Dollar - a 0.2% depreciation of the Real; Japanese Yen x U.S. Dollar - a 1.8% depreciation of the Japanese Yen; Peso x U.S. Dollar - a 16.8% depreciation of the Peso; LIBOR Forward Curve - a 0.22% increase throughout the curve; EURIBOR Forward Curve - a 0.15% increase throughout the curve. Source: Focus and Bloomberg.

31.1.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not usually use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain short-term commercial transactions.

31.2.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of its businesses and by enjoying the benefits of diversification. The Company’s short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency.

The foreign exchange risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

a)             Cash Flow Hedge involving the Company’s highly probable future exports

The Company designates hedging relationships to account for the effects of the existing hedge between a portion of its long-term debt obligations (denominated in U.S. dollars) and its U.S. dollar denominated future export revenues and to properly recognize that hedge in its financial statements.

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 8.1 years).

The principal amounts, the fair value as of September 30, 2015, and a schedule of the expected reclassifications to statement of income of the balance of losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income based on a USD1.00 / R$ 3.9729 exchange rate, are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount as of September 30, 2015 (R$ million)
Non-Derivative Financial Instruments (debt: principal and interest)	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	October 2015 to July 2025	57,666	229,101

Changes in the amounts of principal and interest	US$	R$ million
Amounts designated as of December 31, 2014	50,858	135,088
New hedging instruments designated	13,041	41,220
Exports affecting profit or loss	(3,999)	(12,243)
Principal repayments / amortization	(2,234)	(7,529)
Foreign exchange variation (Jan to Sep/15) (*)	−	72,565
Amounts designated as of September 30, 2015	57,666	229,101

(*) Foreign exchange variation excludes R$ 21 with respect to foreign exchange contracts meeting the definition of derivative financial instruments.

A schedule of the timing of the losses recognized in other comprehensive income (shareholders’ equity) to be recycled to the statement of income as of September 30, 2015 is set out below:

	Consolidated
	09.30.2015
	2015	2016	2017	2018	2019	2020	2021	2022	2023 to 2025	Total
Expected reclassification	(960)	(3,894)	(4,360)	(4,568)	(4,020)	(3,427)	(3,280)	(3,369)	(4,611)	(32,489)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2015	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	2,302		4	575	1,151
Liabilities	(63,643)	Dollar/Real	(114)	(15,911)	(31,822)
Cash flow hedge on exports	57,666		103	14,416	28,833
	(3,675)		(7)	(920)	(1,838)
Liabilities (**)	(605)	Yen/Dollar	11	(151)	(303)
Assets	13	Euro/Real	(1)	3	7
Liabilities	(2,289)		70	(572)	(1,145)
	(2,276)		69	(569)	(1,138)
Assets	6,124	Euro/Dollar	(200)	1,531	3,062
Liabilities	(12,597)		410	(3,149)	(6,298)
	(6,473)		210	(1,618)	(3,236)
Assets	8	Pound	−	2	4
Liabilities	(690)	Sterling/Real	(14)	(172)	(345)
	(682)		(14)	(170)	(341)
Assets	1,658	Pound	31	415	829
Liabilities	(3,667)	Sterling/Dollar	(69)	(917)	(1,833)
	(2,009)		(38)	(502)	(1,004)
Assets	198	Peso/Dollar	28	50	99
Liabilities	(636)		(92)	(159)	(318)
	(438)		(64)	(109)	(219)
	(16,158)		167	(4,039)	(8,079)

(*) On September 30, 2015, the probable scenario was computed based on the following risks: Real x Dollar – a 0.2% depreciation of the Real / Yen x Dollar – a 1.8% depreciation of the Yen / Peso x Dollar: a 16.8% depreciation of the Peso/ Euro x Dollar: a 3.3% depreciation of the Euro / Pound Sterling x Dollar: a 1.9% appreciation of the Pound Sterling/ Real x Euro - a 3.1% appreciation of the Real / Real x Pound Sterling - 2.1% depreciation of the Real. Source: Focus and Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

31.3.   Interest rate risk management

The Company considers that interest rate risk does not create a significant exposure and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

31.4.   Credit risk

Credit risk management in Petrobras aims at minimizing risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

The commercial credit portfolio is very diversified and comprises clients from the domestic market and from foreign markets. Credit granted to financial institutions, related to collaterals received, cash surplus invested and derivative financial instruments is spread among “investment grade” international banks rated by international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

31.5.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or other financial assets in order to settle the Company’s obligations on the agreed dates and is managed by the Company based on policies such as: centralized cash management, in order to optimize the level of cash and cash equivalents held and to reduce working capital; a minimum cash level to ensure that cash needed for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

This strategy is currently being achieved, for example, by seeking funding in the Asian banking market. During 2015 the Company is using traditional funding sources (export credit agencies – ECAs, banking market and capital markets) to obtain the necessary funding to repay debt and fund its capital expenditures. In addition, the Company’s 2015/2016 divestment program will contribute to its funding needs.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out following:

Maturity	2015	2016	2017	2018	2019	2020 and thereafter	Balance at September 30, 2015	Balance at December 31, 2014
	6,109	18,251	17,218	21,562	27,033	98,716	188,889	179,704

32.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, short term debt and other non-current assets and liabilities are the same as or do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1 inputs: are the most reliable evidence of fair value, quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2 inputs: are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3 inputs: are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	1,102	−	−	1,102
Commodity derivatives	95	−	−	95
Foreign currency derivatives	−	−	−	−
Balance at September 30, 2015	1,197	−	−	1,197
Balance at December 31, 2014	2,781.7	2	−	2,783.7

Liabilities
Foreign currency derivatives	−	(15)	−	(15)
Interest derivatives	−	(22)	−	(22)
Balance at September 30, 2015	−	(37)	−	(37)
Balance at December 31, 2014	−	(42)	−	(42)

There are no material transfers between levels.

The estimated fair value for the Company’s long term debt as of September 30, 2015, computed based on the prevailing market rates is set out in note 16.1.

33.        Subsequent events

Voluntary separation incentive plan - Plano de incentivo ao desligamento voluntário (PIDV) BR 2015

On October 13, 2015, Petrobras Distribuidora S.A., a wholly-owned subsidiary of Petrobras, announced a voluntary separation incentive plan (PIDV BR 2015) in order to reduce its workforce to an adequate level, while taking into consideration its employees’ expectations.

The deadline for employees to enroll in the plan is December 30, 2015 and the estimated cost of separations if all eligible employees enroll in the plan is US$ 38.

Sale and Leaseback of P-52 and P-57

On October 13, 2015 the Company announced the conclusion of negotiations with the Industrial and Commercial Bank of China Leasing – ICBC Leasing with respect to a US$ 2 billion financing agreement for 10 years, through a finance lease of two existing platforms (P-52 and P-57) from its wholly-owned subsidiary Petrobras Netherlands B.V. (PNBV).

The funds will be available for disbursement following the fulfillment of conditions precedent by both institutions.

Petrobras Gás S.A. – Gaspetro

Partial spin-off of Gaspetro and creation of Petrobras Logística de Gás S.A.

On October 23, 2015 the Board of Directors approved the partial spin-off of Petrobras Gás S.A. (Gaspetro). The spin-off aims to segregate the assets and liabilities related to the natural gas distribution business from the Company’s remaining assets and liabilities, turning Gaspetro into a holding company which will consolidate Petrobras’ interests in natural gas distributors.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Board of Directors also approved the creation of a new wholly-owned subsidiary of Petrobras (Petrobras Logística de Gás S.A.) with the purpose of holding assets and liabilities unrelated to the natural gas distribution business segregated from Gaspetro.

Disposal of interest in Gaspetro

On October 23, 2015, the Board of Directors approved the disposal of 49% of Petrobras’s interest in Petrobras Gás S.A. (Gaspetro), a holding company which will consolidate Petrobras’ interests in natural gas distributors, to Mitsui Gás e Energia do Brasil Ltda. for US$ 0.5 billion, subject to the usual conditions precedent, including approval by the Brazilian authorities.

This transaction is part of the Divestment Program in the 2015-2019 Business and Management Program.

34.        Information Related to Guaranteed Securities Issued by Subsidiaries

34.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras fully and unconditionally guarantees the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.